600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com Geoffrey K. Walker 713.220.4757 Phone 713.238.7433 Fax gwalker@andrewskurth.com

April 24, 2007

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street NE, Mail Stop 3561

Washington, D.C. 20549-7010

Re:	Sabine Pass LNG, L.P.

Amendment No. 2 to Registration Statement on Form S-4

Filed January 10, 2007

File No. 333-138916

Dear Mr. Owings:

On behalf of Sabine Pass LNG, L.P., a Delaware limited partnership (the “Registrant), we enclose the responses of the Registrant to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated April 16, 2007, with respect to Amendment No. 2 to the Registrant’s Form S-4 (File No. 333-138916). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

Geoffrey K. Walker

cc:	Don A. Turkleson (Cheniere Energy Partners, L.P.)

Austin           Beijing           Dallas           Houston           London           Los Angeles           New York           The Woodlands           Washington, DC

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated April 16, 2007

Certain Relationships and Related Transactions, page 77

1.	Please include the disclosure required by Item 404(b) of Regulation S-K and Item 19(a)(7)(iii) of Form S-4. Refer to Securities Act Release No. 8732A (Aug. 29, 2006).

Response:

We have revised the document on page 77 in response to this comment to provide the requested disclosure.

Experts, page 155

2.	Please advise or revise your filing to include a letter from your former independent registered accountants stating whether or not they agree with your disclosure in response to Item 304(a) of Regulation S-K. See Items 304(a)(2)(D) and 601(b)(16) of Regulation S-K.

Response:

We have revised our filing in response to this comment to include as Exhibit No. 16.1 a letter from our former independent registered accountants stating that they agree with our disclosure in response to Item 304(a) of Regulation S-K.

Balance Sheets, page F-3

3.	Please tell us why the entire $355 million held in a reserve account is classified as a current asset. Your disclosures suggest it is restricted for semiannual scheduled interest payments on the Senior Notes, from May 30, 2007 through 2009. We refer you to the disclosures on pages 92 and F-15. To the extent that a portion of these funds will be used to satisfy non-current obligations, please present those amounts as non-current assets, as applicable. See paragraph 6 of chapter 3 to ARB 43.

Response:

The $355 million classified as current restricted cash and cash equivalents on our balance sheet is comprised of the following:

•	Cash proceeds of $335 million obtained from the issuance of senior notes in November 2006, which were used to fund the debt service reserve account for scheduled interest payments through May 2009;

Sabine Pass LNG, L.P.

Form S-4 (File No. 333-138916)

Registrant’s Responses to

SEC Comment Letter dated April 16, 2007

•

Interest income of $4 million, which is restricted for the payment of interest. As described in the “Description of Notes” section of the filing, the interest earned on the debt service reserve funds and the first $20 million of interest earned on the construction account funds are restricted for scheduled interest payments. Interest earned on the debt reserve account and construction account funds during December 2006 were $1 million and $3 million, respectively; and

•

Restricted cash and cash equivalents of $16 million that will be used to pay current accrued construction liabilities. At the end of each reporting period, we transfer a portion of our non-current restricted cash and cash equivalents to current restricted cash and cash equivalents to match the amount of current accrued construction costs, as the restricted cash and cash equivalents transferred will be used to fund current liabilities.

We also note that we disclosed in “Note 4—Restricted Cash and Cash Equivalents” in our notes to financial statements on page F-11, that the $355 million classified as current restricted cash and cash equivalents relate to future interest payments and accrued construction costs.

We believe that the $355 million classified as current restricted cash and cash equivalents on our balance sheet is appropriately classified and conforms to paragraph 6 of chapter 3 to ARB 43 and would not require adjustment to the classification of restricted cash and cash equivalents on our balance sheet.

Exhibit 23.1

4.	In your amended filing please update the independent accountant’s consent to refer to the use of their audit report in the most recent amended filing. Presently, the consent refers to the financial statements appearing in Amendment No. 1 to Form S-4.

Response:

In our amended filing, we have updated the independent accountant’s consent to refer to the use of their audit report in the most recent amended filing, Amendment No. 3 to Form S-4.

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